Mail Stop 3561

November 8, 2005


Via U.S. Mail

Ms. Carolyn Sizemore
Vice President and Controller
CSX Corporation
500 Water Street, 15th Floor
Jacksonville, Florida 32202


	RE:	CSX Corporation
		Form 10-K for the year ended December 31, 2004
		Filed March 8, 2005
		Form 10-Q for the quarter ended September 30, 2005
		Filed October 26, 2005
		File No. 1-08022

Dear Ms. Sizemore:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Annual Report on Form 10-K for the year ended December 31, 2004

Free Cash Flow, page 15

1. We note your disclosure concerning the reconciliation of cash provided by operating activities to free cash flow. However, your reconciliation does not reconcile cash provided by operating activities to free cash flow, it reconciles the net increase in cash or cash equivalents to free cash flow. Please provide us with the reconciliation of free cash flow to cash provided by operating activities and revise future filings to include this reconciliation


Financial Statements
Notes to Consolidated Financial Statements, page 50
Note 2.  Investment In and Integrated Rail Operations with
Conrail,
page 56

2. We note that an equity investment met the significance test under
S-X Rule 3-09 in fiscal 2003 and that you disposed of that investment in fiscal 2004. Your disclosure on page 106 states that the information required by Article 3-09 of Regulation S-X is presented in note 2 to the financial statements. After reviewing the equity investees` information in Note 2, we note that the summarized data meets the requirements of Article 4-08(g) of S-X, however, financial statements for the investee, as would be required if the entity were a registrant, are required to satisfy Article 3-09. Please amend your December 31, 2004 Form 10-K to include the financial information for this equity investment required by Rule 3-09 of Regulation S-X.
For those periods in which the investment met the significance tests under Rule 3-09, please include audited financial information, and for other periods presented the information may be unaudited. You should include the financial information through the date of disposal, if applicable.

3. Please provide the following information with regard to the exchange transaction with Conrail, Norfolk Southern, New York Central
Lines and Pennsylvania Lines:
* Provide journal entries for each transaction in the exchange including debt issued, debt exchanged, investment received and investment relinquished;
* Please tell us and explain in your footnote disclosures how the Company determined the carrying value of the portion of its "investment in Conrail" of $4,185 which was attributable to the assets or interests relinquished or exchanged in this transaction;
* Furthermore, tell us and explain in your footnote disclosures why gain recognition was appropriate and how the gain was determined. We assume that the gain relates to your exchange of the 42% of PRR to NS
- please confirm. Also, please explain the relevant accounting literature that supports the treatment used;
* We note no exchange of equity instruments. Please tell us how the restructuring of debt resulted in the exchange of ownership interests;
* Tell us and explain in your footnote disclosures your ownership interests with regards to Conrail following this transaction;
* Additionally, please clarify from page 59, the "amortization of the fair value write-up arising from the acquisition of Conrail and certain other adjustments." Please explain in further detail the specific nature of the fair value write-up previously recognized. Also, if this write-up is excess purchase price or goodwill, explain why it is appropriate to amortize the write-up.


Note 3.  Divestitures, page 62

4. Please provide further details concerning the divestiture of CSX
Lines in 2003 as follows:
* You state that you conveyed "most" of your interest - please include actual amounts/percentages in your response;
* The interest you held in CSX Lines was conveyed to a "new venture formed with the Carlyle Group." Please tell us more about the new venture and your ownership percentage in the new venture and related accounting method used if applicable;
* Further explain the accounting treatment you used for this divestiture, including the GAAP literature you applied and why recognition/deferral of a gain was appropriate. Also, please explain why you believe it was appropriate to account for the transaction as a "divestiture" since your disclosures indicate that CSX and one of its affiliates will continue to remain a lessee/sublessor or guarantor on certain vessels and equipment as long as the subleases remain in affect. Your response should explain why the treatment used is appropriate given the guidance outlined in SAB Topic 5:E;
* Provide further details on the payment you received from Horizon in the third quarter of 2003. What percentage of your ownership did Horizon acquire and what percentage of your ownership remained?
* Explain the guarantor relationship with Horizon. We note that you will continue to remain a "lessee/sublessor or guarantor." Please clarify your obligations to Horizon and provide details of these arrangements separately;
* Tell us how the fair value/sales price was determined for each percentage of CSX Lines/Horizon you divested; and
* Include the significance of CSX Lines as a subsidiary to CSX prior to the divestiture in your response.
Consideration should also be given to including the additional information outlined above in your footnote disclosures in future filings. We may have further comment upon receipt of your response.





Note 5.  Management Restructuring, page 64

5. Please clarify for us, the calculated expenses related to restructuring in 2003 and the actual amounts charged to the income statement. We note your table on page 64 that discloses $34 million of expense in 2003, yet in note 6, only $22 million was actually expensed. We further note that $22 million was also netted against the expense from a favorable change in estimate. Please provide further details on this change in estimate and how it impacted total restructuring expense for 2003.


Note 7.  Other Income, page 65

6. Please explain why you have reflected gross revenues and related expenses from real estate and resort revenues in other income and expense rather than as a component of operating income.


Note 11.  Casualty, Environmental and Other Reserves, page 68
Casualty Reserves, page 69

7. Please tell us the nature of the amounts in the "Payments/Adjustments" line item for 2004. We note that there were no adjustments in prior years and the line item has increased significantly in 2004. Your response should clearly explain the nature of any adjustments made to your reserves during 2004 as well as the nature and timing of the factors that resulted in the adjustments.

8. We note that you accrue only for the uninsured portion of personal injury and occupational injury claims. It is not appropriate to offset a claim for recovery that is probable of realization against a probable contingent liability because the conditions for offsetting specified in FASB Interpretation No. 39 are not met. Any liabilities you record in the financial statements based on guidance at Statement
5 should be on a gross basis before consideration of any insurance proceeds. Please clarify our understanding as it relates to these matters and your compliance with SFAS No. 5.


Note 19.  Commitments and Contingencies, page 91
Lease Commitments, page 91

9. Please tell us and revise future filings to disclose how rent expense associated with operating leases that include escalations over their term are recognized in the Company`s financial statements.
If a method other than the straight-line method is used, please explain why you believe this treatment is appropriate.


STB Proceeding, page 92

10. We note the disclosure indicating that an unfavorable outcome in the STB Proceeding would not have a material impact on the Company`s financial position. In future filings, please revise to provide an assessment regarding the potential impact of this matter on the Company`s financial statements as a whole. Your revised disclosure should discuss the potential impact of this matter on the Company`s results of operations and liquidity in addition to your financial condition.

Guarantees, page 93

11. Please tell us and revise the notes to your financial statements in future filings to indicate whether any liabilities have been recognized in your financial statements in connection with the guarantees arrangements discussed on page 93. If not, please explain why. Refer to paragraphs 9 and 10 of FIN 45.


Quarterly Report on Form 10-Q for the Quarter ended September 30,
2005
Note 11.  Hurricane Katrina, page 13

12. We note the disclosure indicating that the Company recognized
$5
million of its $25 million self-insured deductible during the third quarter of 2005, which has been allocated in proportion to the estimated insurance recoveries under the Company`s insurance policies. As the amount of the Company`s loss as a result of its self-insurance deductible of $25 million is both probable and estimable as of September 30, 2005, and your expected losses are expected to total $250 million and exceed this amount, we are unclear as to why recognition of the full amount of this loss is being deferred to future periods. Note that amounts recoverable from insurers for damages or other costs incurred should be evaluated and recognized independently from the related losses or damages incurred.
Accordingly, please revise your September 30, 2005 financial statements to recognize the full amount of your $25 million self-insurance deductible as a loss, in accordance with paragraph 8 of SFAS No.5. Also, see related guidance outlined in paragraph 3 of FIN
30, paragraphs 140 and 141 of SOP 96-1 and paragraph 16 of EITF
01-
10.

13. Alternatively, if you continue to believe that your current treatment is appropriate, please explain your basis for this conclusion and tell us the relevant accounting literature that supports the treatment used. Among other matters, please specifically address the literature that supports the deferral of past-losses from a self-insurance deductible to be offset by potential expected future gains from provisions in your insurance policies that relate to activities of future periods (i.e., business interruption lost profits).Also, please tell us whether your independent registered public accounting firm has fully considered and analyzed the circumstances surrounding the accounting treatment and concurs with your conclusions on this matter.
As appropriate, please amend your December 31, 2004 10-K and September 30, 2005 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of
1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at (202) 551-3624 or me at (202)
551-
3813 if you have questions.

Sincerely,



Linda Cvrkel
Branch Chief

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Ms. Carolyn Sizemore
CSX Corporation
November 8, 2005
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